United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)*

Cian PLC

(Name of Issuer)

Ordinary shares, par value $0.0004 per ordinary share

(Title of Class of Securities)

83418T108

(CUSIP Number)**

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	There is no CUSIP number assigned to the issuer’s ordinary shares. This CUSIP number is for the issuer’s American Depositary Shares (“ADSs”), which are quoted on the New York Stock Exchange under the symbol “CIAN.” Each ADS represents one ordinary share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90539J109	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Maksim Melnikov
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,376,004
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,376,004
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,376,004
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.3%
12	Type of Reporting Person IN

ITEM 1.	(a)	Name of Issuer:

Cian PLC (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, Larnaca, 6037, Cyprus.

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Maksim Melnikov (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is 64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, Larnaca, 6037, Cyprus.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the Russian Federation.

(d)	Title of Class of Securities:

Ordinary shares, par value $0.0004 per ordinary share (“Ordinary Shares”).

(e)	CUSIP Number:

83418T108*.

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of February 14, 2023, based upon 69,871,511 Ordinary Shares outstanding as of February 14, 2022, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2022.

*	There is no CUSIP number assigned to the Issuer’s Ordinary Shares. This CUSIP number is for the Issuer’s American Depositary Shares (“ADSs”), which are quoted on the New York Stock Exchange under the symbol “CIAN.” Each ADS represents one Ordinary Share.

(a)	Amount beneficially owned:

The Reporting Person is the record holder of 4,376,004 Ordinary Shares.

(b)	Percent of class: 6.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,376,004

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,376,004

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Maksim Melnikov

/s/ Maksim Melnikov